SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of FEBRUARY 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Takaful Licence - Malaysia




FOR IMMEDIATE RELEASE



Wednesday 1 February 2006



Joint venture between Prudential and BSN in Malaysia awarded new takaful licence



Prudential Holdings, part of Prudential plc, and Bank Simpanan Nasional (BSN) have been awarded a takaful licence by Bank Negara Malaysia. The new licence is one of four granted by Bank Negara, bringing the total number of companies offering Islamic insurance to nine.



Mark Norbom, Chief Executive of Prudential Corporation Asia said:



"We would like to thank Bank Negara for awarding us the takaful licence which allows the joint venture to sell takaful products. We are very excited about the opportunity to develop products that would have strong appeal to Muslim Malays who make up 60% of the population. We are also delighted to be in partnership with BSN, a well-known and well respected financial institution."



Encik Tajuddin b Atan General Manager/ Chief Executive Officer of BSN said:



"The two shareholders complement each other and the joint venture will immediately benefit from Prudential's existing distribution of more than 7,000 agents as well as BSN's nationwide network of 391 branches. We are confident that the joint venture will meet the ambition of the Government to accelerate the availability of takaful products and bring insurance to Malays residing in the cities as well as in the rural areas."



The new joint venture is expected to be operational in about four to six months.



                                     -ENDS-

Enquiries to:

Media                                         Investors / analysts
Jon Bunn                  020 7548 3559       James Matthews    020 7548 3561
Joanne Doyle              020 7548 3708       Marina Novis      020 7548 3511
William Baldwin-Charles   020 7548 3719



*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP214 billion in assets under management, (as at 30 June 2005). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


About Prudential

Prudential plc is a leading international financial services group, providing retail financial services and fund management in its chosen markets: the United Kingdom, the United States, Asia and continental Europe.



Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Today, Prudential has over 16 million customers worldwide and over GBP214 billion (as of 30 June 2005) of funds under management.



In the United Kingdom Prudential is a leading life and pensions provider offering a range of retail financial products. M&G is Prudential's UK & European Fund Manager, with around GBP126 billion of funds under management. Jackson National Life, acquired by Prudential in 1986, is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Egg plc, in which Prudential has a 78 per cent shareholding, provides banking, insurance and investment products through its internet site www.egg.com.



Prudential is the leading European-based life insurer in Asia with operations in 12 countries.



About Bank Simpanan Nasional (BSN)



BSN, or National Savings Bank, was incorporated on 1st December 1974 under the Ministry of Finance. With its incorporation, BSN has taken over all the duties and responsibilities of the Post Office Savings Bank.



BSN's mission is to encourage savings, investments and smart financial management among Malaysians to increase their quality of life. BSN has grown into more than 5,100 employees, 391 branches and 616 automatic teller machine
(ATM) nationwide.



It has embarked on a number of key initiatives to catalyse transformation, stay competitive and be an entity which is able to create sustainable value. BSN is continuously enhancing its services as well as expanding its range of products for the benefit of its customers. BSN's main products include Personal Financing, Home Loan, Premium Saving Certificate (SSP), Islamic Banking Scheme, Giro Savings Account, BSN Matrix and Matrix-i Debit Card as well as VISA and Mastercard credit card.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 01 February 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn
                                              Director of Public Relations